Exhibit 4.18

AMENDMENT TO WISA TECHNOLOGIES, INC.

2018 LONG-TERM STOCK INCENTIVE PLAN

Pursuant to Section 13 of the WiSA Technologies, Inc. 2018 Long-Term Stock Incentive Plan (the “LTIP”), the Board of Directors (the “Board”) of WiSA Technologies, Inc. (the “Corporation”) hereby amends the LTIP (the “Amendment”), subject to the approval of the Corporation’s stockholders. This Amendment to the LTIP (the “Amendment”) is effective as of the date of Stockholder approval.

1.	The first sentence of Section 5(A) of the Plan is hereby amended and restated in its entirety to read as follows:

“A. Share Reserve and Limitations on Grants. Subject to adjustment as provided in Section 9, the maximum aggregate number of shares of Common Stock that may be (i) issued under this Plan pursuant to the exercise of Options, (ii) issued pursuant to Stock Awards, (iii) covered by Stock Appreciation Rights (without regard to whether payment on exercise of the Stock Appreciation Right is made in cash or shares of Common Stock) and (iv) covered by Performance Shares shall be limited to 15% of the shares of Common Stock outstanding, which calculation shall be made using the number of shares of Common Stock outstanding as of the first trading day of each fiscal quarter.”

2.	This Amendment was adopted by the Board on November 24, 2024 and is subject to approval by the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present or by an action by written consent within twelve (12) months of the date the Amendment was adopted by the Board.

3.	To record the adoption of this Amendment, the Corporation has caused an authorized officer to affix the Corporation name hereto.

WISA TECHNOLOGIES, INC.

By:	/s/ Brett Moyer
Brett Moyer, Chairman,
President and Chief Executive
Officer